HEI Exhibit 4
THIRD AMENDMENT TO MASTER TRUST AGREEMENT BETWEEN
HAWAIIAN ELECTRIC INDUSTRIES, INC. AND
AMERICAN SAVINGS BANK, F.S.B. AND
FIDELITY MANAGEMENT TRUST COMPANY

THIS third AMENDMENT TO THE MASTER TRUST AGREEMENT is made and entered into effective July 1, 2018, unless otherwise stated herein, by and between Hawaiian Electric Industries, Inc. and American Savings Bank, F.S.B. (collectively and individually, the “Sponsor”) and Fidelity Management Trust Company (the “Trustee”);

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a master trust agreement for the Hawaiian Electric Industries Retirement Savings Plan and the American Savings Bank 401(k) Plan (collectively and individually, the “Plan”), dated as of September 4, 2012, and amended by a First Amendment, effective March 1, 2015, by a Second Amendment, effective January 1, 2018, and further amended by letters of direction that were executed by the Sponsor and the Trustee and that specifically state that both parties intend and agree that each such letter of direction shall constitute an amendment (the “Master Trust Agreement”); and

WHEREAS, the Trustee and the Sponsor now desire to amend said Master Trust Agreement as provided for in Section 13 thereof;

NOW THEREFORE, in consideration of the above premises, the Trustee and the Sponsor hereby amend the Master Trust Agreement by:

(1)	Amending the definition of “Administrator” in Section 1(a), in its entirety, as follows:
“Administrator” means HEI with respect to the HEIRS Plan and ASB with respect to the ASB 401(k) Plan, or such other committee, individual or entity that is so designated by the terms of the Plan. The Sponsor shall notify the Trustee in writing of any change in the Administrator.

(2)	Amending Schedule B, Fee Schedule, to restate the “Core Fees” section, in its entirety, as follows:

Core Fees	Fixed Basis Points Fee
Annual Administration Fee for Core Services	5.5 basis points on total Plan assets determined based upon average quarterly assets, multiplied by one-quarter (1/4), billed and payable quarterly, subject to the offsets listed below.
Standard Administrative Forms, Confirmations, and Standard Legal Notices with print or email distribution.	Included

(3)
Amending Schedule B, Fee Schedule, to restate the “Live Plan Specific Web Workshop Sessions” and the “Online, On Demand, Plan Specific Recordings using Brainshark Technology” sections, in their entirety, as follows:

Live Plan Specific Web Workshop Sessions Note: Subject to the cancellation and minimum attendance policy.	$200 per session
Online, On Demand, Plan Specific Recordings using Brainshark Technology	$200 each - Unlimited viewings

(4)	Amending Schedule B, Fee Schedule, to restate the “Offsets” section, in its entirety, as follows:

Offsets

The Annual Administration Fee for Core Services, billed and payable quarterly, will be subject to the following offsets:

A.Offsets attributable to Fidelity investment products:

Average quarterly balances held in the Plan of Fidelity investment products multiplied by one-quarter (1/4) of the following rates respectively:

(a)	Actively managed (non-Class K) Fidelity equity Mutual Funds: 35 basis points per annum;

(b)	Actively managed (non-Class K) Fidelity Freedom® Funds: 35 basis points per annum;

(c)	Actively managed (Class K) Fidelity equity Mutual Funds: 20 basis points per annum;

(d)Fidelity Freedom K® Funds: 20 basis points per annum;

(e)Fidelity Enhanced Equity Index Funds: 10 basis points per annum;

(f)	Actively managed Fidelity fixed income and money market Mutual Funds, except for certain Fidelity institutional money market Mutual Funds (e.g. FIMM Funds): 20 basis points per annum;

(g)	Actively managed Fidelity Institutional Asset Management (FIAM) Service Series commingled pools: 10 basis points per annum;

(h)Managed Income Portfolio I: 20 basis points per annum.

B.	Offsets attributable to Non-Fidelity investment products:

Average quarterly balances held in the Plan of non-Fidelity investment products multiplied by the quarterly rate that the non-Fidelity vendor has agreed to use to determine payments to FIIOC.

C.     Offsets attributable to net float earnings:

Net float earnings attributable to the Plan for each quarter.

D.    Offsets attributable to BrokerageLink®:

No offsets are available for assets held in BrokerageLink®.

Any remaining balance after the application of the offsets described above to the Annual Administration Fee for Core Services shall be due and payable to the Trustee. To the extent the offsets exceed the Annual Administration Fee for Core Services, the difference (a “Revenue Credit”) will be credited in accordance with the Revenue Credit section below.

(5)	Amending Schedule B, Fee Schedule, to restate the “Revenue Credit” section, in its entirety, as follows:

REVENUE CREDIT

The Trustee shall make a payment in the amount of the Revenue Credit calculated for each quarter by Plan to a suspense account in each Plan (the “Revenue Credit Account”) subject to the following terms:

A.
Commencement.  Commencing with the quarter beginning July 1, 2018, the Trustee shall calculate Revenue Credits on a quarterly basis, and the Trustee shall commence paying Revenue Credits as set forth in the Section titled “Funding” below.

B.
Funding. The Trustee shall pay quarterly in arrears the calculated Revenue Credit for such quarter as soon as administratively feasible (generally within 15 Business Days) after a quarterly invoice reflecting such Revenue Credit has been issued and sent. In the event an invoice is issued and sent with respect to a portion of a quarter, the amount of the Revenue Credit for such quarter shall be pro rated accordingly.

C.
Investment. Deposits in the Revenue Credit Account will be invested in the first available source in the Plan’s source hierarchy, which can be viewed on Fidelity Plan Sponsor Webstation®. (Please note that the source used will not impact testing and reporting.) The Revenue Credit Account shall be invested in the fund specified for such purpose on Schedule C.

D.
Application of Account to Pay Expenses. The Administrator or Named Fiduciary may direct the Trustee through the Trustee’s internet application for Sponsors to use amounts held in the Revenue Credit Account to reimburse the Sponsor for fees and expenses associated with services provided to the Plan, or to pay vendors, including the Trustee or third parties, directly. Notwithstanding the foregoing, the Revenue Credit Account may not be used to offset, reimburse or pay: (a) expenses that have been deducted from Participant accounts or (b) expenses that are accrued in the net asset value or mil rate of an investment option. Upon receipt of payment instructions In Good Order, the Trustee shall redeem shares or units of investment options held in the Revenue Credit Account necessary to make such payments and shall issue payment as soon as administratively feasible thereafter (typically within 5 Business Days). The Trustee shall not be liable for, nor shall it be responsible for separately including in any payment, any late charges, interest or penalties that may accrue owing to untimely submission to the Trustee of directions In Good Order or the Trustee’s processing of any payment instructions in accordance herewith. A direction from the Administrator or Named Fiduciary to pay expenses shall constitute a representation to the Trustee that the Administrator or Named Fiduciary, as appropriate, has concluded that the payments are permissible under the Plan and meet the requirements of applicable laws, including ERISA and the Code.

E.Allocation to Participant Accounts

(a)
General. Effective July 1, 2018, the Administrator or Named Fiduciary may direct the Trustee to allocate amounts in the Revenue Credit Account to Eligible Participant accounts, provided that any such direction may be provided no more frequently than once per calendar quarter, unless such direction is with respect to a final allocation to be made in the last month of the plan year. Directions shall be submitted through a service request through the Trustee’s internet application for Sponsors and shall include the dollar amount to be allocated from the Revenue Credit Account, provided that if such amount exceeds the balance held in the Revenue Credit Account on the date on which the allocation is to be performed (the “Crediting Date”), such amount shall be deemed to be the total balance of the Revenue Credit Account on the Crediting Date. The applicable Crediting Date shall occur as soon as administratively feasible (and in no event later than 15 calendar days) following receipt of a direction In Good Order.

(b)
Method of Allocation. The dollar amount directed to be allocated from the Revenue Credit Account shall be divided among Eligible Participant accounts pro rata based on Eligible Participant account balances, exclusive of outstanding loan balances.

(c)	Eligible Participants. Solely for purposes of allocations pursuant to this section, “Eligible Participant” means any Participant or beneficiary with a balance greater than zero.

(d)
Investment of Allocations. Amounts allocated to Eligible Participant accounts from the Revenue Credit Account shall be invested in accordance with Eligible Participants’ elections for future contributions, or if no such election is on file, in the Plan’s designated default investment pro rata across existing sources.

(e)
Directions. A direction from the Administrator or Named Fiduciary to allocate amounts to participant accounts shall constitute a representation to the Trustee that the Administrator or Named Fiduciary, as appropriate, has concluded that the allocations are permissible under the Plan and meet the requirements of applicable laws, including ERISA and the Code. Without limiting the foregoing, the Administrator or Named Fiduciary, as appropriate, directs that allocations of amounts from the Revenue Credit Account to Eligible Participants’ Accounts shall not be included as contributions or annual additions for any testing or reporting purposes. The Trustee shall be responsible for implementing the directions of the Administrator or Named Fiduciary, as appropriate, but subject to its responsibilities under ERISA has no responsibility for the legality or appropriateness of such directions. The Administrator or Named Fiduciary may alter its directions at any time with reasonable advance notice and after consultation concerning the administrative feasibility of alternative directions.

F.
12b-1 Payments. To the extent any Revenue Credits are deemed to be attributable to investments in Fidelity Mutual Funds that have adopted a plan pursuant to Rule 12b-1 under the Investment Company Act of 1940 (“1940 Act”) at the time such Revenue Credits are made, such Revenue Credits shall be made available pursuant to such plan (“12b-1 Payments”), and the following conditions shall apply:

(a)
The obligation to make 12b-1 Payments shall continue in effect for one year from the Effective Date of this amendment, and shall continue for successive annual periods only upon at least annual approval by a vote of the majority of the trustees for each of those Fidelity Mutual Funds that have adopted such plans, including a majority of those trustees that are not “interested persons” (as defined in the 1940 Act) of such Mutual Funds and who have no direct or indirect financial interest in the operation of the plan or any agreement related thereto (“Qualified Trustees”).

(b)
Notwithstanding any provision hereof to the contrary, the obligation to make these 12b-1 Payments with respect to any plan may be terminated without penalty at any time, upon either a vote of a majority of the Qualified Trustees, or upon a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the applicable Fidelity Mutual Fund to terminate or not continue the plan for the applicable Fidelity Mutual Fund.

(c)	Upon assignment of this Agreement (as defined under the 1940 Act), the obligation to make 12b-1 Payments shall automatically terminate.

(6)	Deleting Schedule B-1, Procedures Governing Revenue Credit Account, in its entirety.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Third Amendment to be executed by their duly authorized officers effective as of the day and year first above written. By signing below, the undersigned represent that they are authorized to execute this document on behalf of the respective parties. Notwithstanding any contradictory provision of the Master Trust Agreement, each party may rely without duty of inquiry on the foregoing representation. The Sponsor acknowledges that this Third Amendment may contain service and/or compensation information intended by the Trustee to satisfy the disclosure requirements of Department of Labor regulation Section 2550.408b-2(c)(1).

HAWAIIAN ELECTRIC INDUSTRIES, INC.		FIDELITY MANAGEMENT TRUST
AND AMERICAN SAVINGS BANK, F.S.B		COMPANY
BY: HAWAIIAN ELECTRIC INDUSTRIES,
INC. PENSION INVESTMENT COMMITTEE

By: /s/ Kurt Murao	6/21/2018	By: /s/ Mary Beth Paris	6/26/2018
Authorized Signatory	Date	FMTC Authorized Signatory	Date
Name: Kurt Murao
Title: Secretary

By: /s/ Greg C. Hazelton	06/21/2018
Authorized Signatory	Date
Name: Greg C. Hazelton
Title: EVP and Chief Financial Officer